SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 05 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IHG adds 13 luxury and upscale hotels in the UK dated 03 05 2018

Exhibit No: 99.1

IHG ADDS 13 LUXURY AND UPSCALE HOTELS IN THE UK
IHG to become largest luxury hotel operator in the UK,
deal to include first UK properties for Kimpton Hotels & Restaurants

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] has today announced plans to expand its luxury and upscale estate in the UK. IHG has entered into a conditional agreement with Foncière des Régions ("FdR"), to rebrand and operate 12 high quality open hotels (2.2k rooms) and one pipeline hotel (185 rooms) into its portfolio across the UK.

This deal will establish IHG as the leading luxury hotel operator in the UK, taking it to more than 2k rooms in this valuable, fast growing segment.  It will expand the presence for the InterContinental brand, and enable IHG to launch its leading luxury boutique brand, Kimpton Hotels & Restaurants in the UK, adding multiple hotels for the brand in prime locations in major city centres, including London, Manchester and Edinburgh.  This marks an important step in IHG's plans to take the brand global, building on the first signings for Asia and China last year, and will act as a catalyst for Kimpton's growth in Europe.

This agreement will also strengthen IHG's position in the upscale segment in the UK, and will establish a presence for its new upscale brand, which will be launched later this year. The brand, principally focused on conversion opportunities, will capitalise on the significant opportunity IHG has identified to offer consumers an informal but differentiated experience in the upscale segment, whilst offering owners a strong return on investment.  These hotels will provide high-quality representation for the brand in IHG's largest market within the Europe, Middle East, Asia & Africa (EMEAA) region, where it will initially be launched.

Keith Barr, Chief Executive Officer, IHG commented: "We are focused on continuing to expand our leadership in luxury and upscale, which are both high-value segments with significant growth potential. Bringing Kimpton to such an important market as the UK is a key part of our plans, as is the introduction of our new upscale brand, which will provide an exciting, differentiated offering to both guests and owners. Together with the recent addition of Regent Hotels & Resorts to our portfolio, we are building real momentum behind our plans to deliver industry-leading net rooms growth."

TRANSACTION OVERVIEW

1.   The hotels currently operate under the Principal Hotels and De Vere Hotels brands:

● The Principal London	● The Principal Manchester
● The Principal Edinburgh Charlotte Square	● The Principal Blythswood Square (Glasgow)
● The Principal Edinburgh George Street	● The Principal Grand Central (Glasgow)
● The Principal Met Hotel (Leeds)	● The Principal St David's (Cardiff)
● The Principal York	● The Principal Oxford Spires
● De Vere Oxford Thames	● De Vere Wotton House
● The Grand Birmingham (pipeline)

2.   Following FdR's acquisition of the hotel properties and operations, IHG will operate the hotels under long-term "managed leases" as part of its luxury and upscale portfolio.

3.   In line with the treatment of the four other managed lease hotels operated by IHG, the revenues and profits from these properties will be fully consolidated within the Owned & Leased segment in IHG's Group Income Statement.

4.   IHG will:

●            retain a royalty fee, before rent payments, of an amount equivalent to franchise fees from existing hotels,

●            pay rental amounts which are forecast to stabilise at £48m ($66m) per annum in 2021, with inflationary increases thereafter,

●            fund any shortfalls in rent payments up to an annual and cumulative cap on losses of ~£16m ($22m) and ~£48m ($66m) respectively at stabilisation; and,

●          retain a share of profits after rent payments.

5.   By 2023, these properties are expected to generate over £200m ($275m) of revenue and mid-single digit operating profit for IHG. It is expected that in the remainder of 2018, these properties will generate total revenues of ~£75m (~$103m) and will be operationally breakeven from an operating profit perspective during this transition period.

6.    Under IFRS 16, the new leasing standard that becomes effective on 1 January 2019, it is expected that this lease portfolio will result in the recognition of an incremental balance sheet lease liability of £48m ($66m) with the additional amounts classified as variable rent.

7.    IHG intends to rebrand the properties to other brands in IHG's luxury and upscale portfolio in the one to two years following completion. This will be funded, in part, by capital contributions from IHG; these payments will fall within IHG's existing capital expenditure guidance.

8.    Maintenance capital expenditure will be funded from the hotels' FF&E Reserves, into which each hotel will be required to contribute an annual amount, in line with standard industry practice.

9.    The transaction is expected to close during the second or third quarter of 2018 upon satisfaction of certain customary conditions.

--ENDS--

Contact Details

Investor Relations
Catherine Dolton and Tom Yates:                                           +44 (0)1895 512 176                              +44 (0)7527 419 431

Media Relations
Yasmin Diamond and Zoë Bird:                                               +44 (0)1895 512 008                              +44 (0)7736 746 167

Notes to Editors

About IHG
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,300 hotels and nearly 800,000 guest rooms in almost 100 countries, with nearly 1,700 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	03 05 2018